WSi Interactive Corporation
News Release - November 14th, 2000
CDNX: OTC: FWB:	WIZ WIZZF WSJ

WSi Interactive continues restructuring

WSi is continuing to implement a corporate restructuring program due to current market conditions and the consequent ability of the Company to raise additional financing. This restructuring will include focusing on the Company's core competencies of marketing and web development services as well as reducing overhead costs to enable the Company to continue as a going concern.

Management will also conduct a fundamental review of WSi's investment portfolio. WSi will attempt to achieve a return on its past investments by seeking new business partners (including other public companies) to purchase and/or provide financing for some of WSi's other properties. WSi is intending to sell or lease a portion of its technology infrastructure to a third party in order to create working capital for the Company's immediate needs. The Company is currently seeking alternative sources of funding.

As part of the corporate restructuring, the Company has reduced its management team. Effective November 14, 2000, John York has resigned as the Chief Financial Officer and Bryan Kanarens has resigned as the Vice President and General Manager. Theo Sanidas will remain as President and Director until a new management team is identified and will assist the Company during the transition period. In addition, James Harris has resigned as the Corporate Secretary effective November 13, 2000 in conjunction with his resignation as an officer of seven other public companies. Mr. Harris is remaining as the Company's legal counsel. As of November 14, 2000 Mike Donald has resigned as a director.

WSi believes that the restructuring program will allow the Company's core businesses to continue generating revenue and focus on realizing returns on its investments.

The Business of WSi

WSi Interactive Corporation is an innovative business development and marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet. WSi builds, manages and markets online businesses in the financial, e-tail and e-commerce, entertainment, and e-advertising sectors.

WSi focuses on early-stage companies where it can add significant value to the investment through a network of relationships and strategic alliances, using its experience to help Internet companies to build traffic, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com

ON BEHALF OF THE COMPANY

Theo Sanidas, President

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.